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July 15, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Erie Indemnity Company
Form 10-K for the Year Ended December 31, 2010
Filed February 24, 2011
File No. 000-24000

Dear Mr. Rosenberg:

On behalf of Erie Indemnity Company (“Indemnity” or the “Company”) this letter is in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) by letter dated July 7, 2011, in regards to the Company’s supplemental response filed June 10, 2011, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

We appreciate your comments and are always looking to improve the financial disclosure that we make as part of our public filings.

Our responses to your comments are provided below. For convenience, the Staff’s comments are reprinted below, followed by the Company’s response. We are providing the information that you requested and have provided the revised disclosures we plan to include in future filings.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC Comment #1: Consolidated Financial Statements – Notes to Consolidated Financial Statements - Note 2. Significant Accounting Policies – Retrospective adoption of new accounting principles, page 75

We acknowledge your response to comment four. Please address the following regarding your consolidation conclusion under ASC 810:

•

Please provide us a summary of your analysis of the Exchange’s design that you performed to determine the variability that the Exchange was designed to create and distribute to its interest holders. Refer to ASC 810-10-25-22. Please identify the specific provisions within the agreements that support your conclusion. Tell us of any circumstances that may inhibit your ability to exercise effective control of the Exchange, not withstanding your contractual agreements. Please assure that all of the significant judgments and assumptions made in determining that consolidation is required are disclosed.

Company Response:

As described in greater detail below, Indemnity holds a variable interest in the Erie Insurance Exchange (the “Exchange”) because of the significance of fees paid by the Exchange to Indemnity as its decision maker and the relevance of these fees to the economic performance of the Exchange as required by ASC 810-10-55-37. The Exchange is a variable interest entity because the equity holders lack the ability to direct the activities of the Exchange that have a significant impact on economic performance pursuant to ASC 810-10-15-14-b-1. Indemnity does have a controlling financial interest (i.e. it is the primary beneficiary) because it has the decision-making ability through its attorney-in-fact arrangement and the right to receive benefits from the Exchange that could potentially be significant.

In accordance with ASC 810-10-25-22, our assessment considered the Exchange’s purpose and design, including the risks that the Exchange was designed to create and pass through to its variable interest holders.

The Exchange is a reciprocal insurance exchange, which is an unincorporated association of individuals, partnerships and corporations that agree to insure one another. Each applicant for insurance to a reciprocal insurance exchange signs a document referred to as a subscriber’s agreement, which contains a power-of-attorney appointing an attorney-in-fact. Each applicant for insurance coverage with the Exchange signs such a document appointing Indemnity as their attorney-in-fact. As attorney-in-fact for the subscribers at the Exchange, Indemnity is required to perform services relating to the sales, underwriting and issuance of policies on behalf of those subscribers individually and collectively as the Exchange. Indemnity is also required to manage and conduct the business affairs of the Exchange, its affiliates and subsidiaries under the Subscriber’s Agreement.

The power-of-attorney contained in the Subscriber’s Agreement appointing Indemnity as attorney-in-fact gives Indemnity the power to direct the activities that most significantly impact the Exchange’s economic performance.

Evaluation of Fees Paid to Decision Makers – ASC-810-10-55-37

Indemnity charges the Exchange a management fee calculated as a percentage, currently 25%, of the direct and affiliated assumed written premiums of the Exchange in return for performing policy acquisition activities for the Exchange. The Subscriber’s Agreement limits the fee to a maximum of 25% of such premiums. The Exchange retains the balance of each premium dollar for the payment of losses and loss adjustment expenses.

The Exchange’s anticipated economic performance is the product of its underwriting results (operating risk) combined with its investment results (interest rate risk/price risk). The fees paid to Indemnity under the Subscriber’s Agreement impact the anticipated economic performance attributable to the Exchange’s underwriting results but have no impact on the anticipated economic performance attributable to the Exchange’s investment results.

The management fees represent the reimbursement of expenses incurred by Indemnity to recruit and retain policyholders (subscribers) of the Exchange. These costs reimbursements include expenses related to the sales, underwriting and policy issuance costs. The management fee retained by Indemnity in excess of actual costs represents Indemnity’s rights to benefits from the Exchange.

The management fees are considered to be a variable interest for the Exchange in accordance with ASC 810-10-55-38 which states that fees paid to decision makers or service providers that do not meet all of the conditions in ASC 810-10-55-37 are variable interests. The fees paid under the Subscriber’s Agreement do not meet criterion (e) of ASC 810-10-55-37, which states that the total amount of anticipated fees must be insignificant relative to the total amount of the variable interest entity’s (VIE’s) anticipated economic performance. For the year ended December 31, 2010, the gross management fee incurred by the Exchange totaled $1 billion.

The $1 billion fee incurred by the Exchange is more than insignificant relative to the total amount of the Exchange’s anticipated economic performance and, therefore, the management fee is considered a variable interest in the Exchange.

Evaluation of Primary Beneficiary

Because Indemnity is the decision maker for the Exchange and the management fee paid to Indemnity is considered a variable interest, Indemnity is considered the primary beneficiary of the Exchange and consolidation is required under ASC 810.

Indemnity has a controlling financial interest over the Exchange due to its appointment as attorney-in-fact by the subscribers (policyholders) of the Exchange. In order for control to be removed from Indemnity, the Pennsylvania state insurance department would need to determine that Indemnity was mishandling the affairs of the Exchange or that the Exchange was in dire financial distress and required to be placed under regulatory control.

•	Refer to ASC 810-10-15-14 and confirm to us that the Exchange by design possesses the following characteristics:

•	The equity investment at risk is not sufficient for the Exchange to finance its activities without additional subordinated financial support; or

•

That as a group, the holders of equity investment at risk do not possess (1) the power, through voting rights or similar rights, to direct the activities that most significantly impact the Exchange’s economic performance; or (2) the obligation to absorb expected losses or the right to receive the expected residual returns of the Exchange; or (3) symmetry between voting rights and economic interests.

Company Response:

ASC 810-10-15-14 sets forth the criteria to determine if the Exchange is a VIE which is subject to consolidation by the primary beneficiary (Indemnity) under the guidance in the ASC 810 variable interest entity subsections. Under ASC-810-10-15-14-b-1, an entity is a VIE if:

As a group, the holders of equity investment at risk do not possess the power, through voting rights or similar rights, to direct the activities that most significantly impact the Exchange’s economic performance.

Analyzing this characteristic with regard to the Exchange first necessitates determining who are the holders of the equity investment at risk. The policyholders’ surplus of the Exchange as a going concern is utilized to absorb losses for the collective benefit of the Exchange’s policyholders. No party has title to or a claim on the policyholders’ surplus of the Exchange, except upon liquidation or dissolution of the Exchange, at which point policyholders would be entitled to a distributive share of policyholder surplus. Because the policyholder surplus serves policyholders in a going concern scenario and is only distributable to policyholders upon a cessation of operation, the subscribers (policyholders) are the holders of the equity investment at risk for the Exchange.

Under this unique form of organization structure, reciprocal insurance exchanges cannot act for themselves and must appoint an attorney-in-fact. Consequently, under the Exchange’s Subscriber’s Agreement, a policyholder must appoint Indemnity as attorney-in-fact to manage the affairs of the Exchange on behalf of the subscribers of the Exchange. Because the ability to become a policyholder of the Exchange necessitates the signing of a Subscriber’s Agreement and the appointment of Indemnity as their attorney-in-fact (with the capacity to make all of the decisions on behalf of the Exchange), the policyholders/subscribers themselves have no decision making capacity or control over the Exchange, even though they are the holders of the equity investment at risk.

Based on Indemnity’s role as decision maker for the Exchange and the absence of decision-making capabilities by the assumed holders of the equity investment at risk (policyholders) of the Exchange, Indemnity concludes that this criterion is met. Accordingly, the Exchange is a VIE and an evaluation of who is the primary beneficiary of the Exchange should be performed. See above.

We respectfully propose enhancing our disclosure in Note 4. Variable Interest Entity as highlighted in bold in Exhibit A.

Please do not hesitate to contact me if you have any further questions or comments.

Sincerely,

/s/ Marcia A. Dall

Erie Indemnity Company

By: Marcia A. Dall
Executive Vice President and Chief Financial Officer

cc:	Terrence W. Cavanaugh, President and Chief Executive Officer
James J. Tanous, Executive Vice President, Secretary and General Counsel
Lisa Vanjoske, Assistant Chief Accountant, Securities and Exchange Commission
Ibolya Ignat, Staff Accountant, Securities and Exchange Commission

Exhibit A

Note 4. Variable Interest Entity

Exchange

The Exchange is a reciprocal insurance exchange domiciled in Pennsylvania, for which Indemnity serves as attorney-in-fact. Indemnity holds a variable interest in the Exchange because of the absence of decision-making capabilities by the equity owners (subscribers) of the Exchange and because of the significance of the management fee the Exchange pays to Indemnity as the decision maker. The new accounting guidance, which we adopted on January 1, 2010, requires entities to perform a qualitative analysis to determine the primary beneficiary of variable interest entities. As a result of adopting the new guidance, Indemnity is deemed to have a controlling financial interest in the Exchange and is considered the primary beneficiary. The Exchange’s results have been consolidated with those of Indemnity. We have retrospectively applied the new accounting guidance and have consolidated the Exchange for all periods presented in this report for comparability purposes. See Note 2, “Significant Accounting Policies.”

Consolidation of the Exchange is required given the significance of the management fee to the Exchange and because Indemnity has the power to direct the activities of the Exchange that most significantly impact the Exchange’s economic performance. The Exchange’s anticipated economic performance is the product of its underwriting results combined with its investment results. The fees paid to Indemnity under the Subscriber’s Agreement impact the anticipated economic performance attributable to the Exchange’s results. Indemnity earns management fee revenues from the Exchange for services provided as attorney-in-fact for the Exchange. Indemnity’s management fee revenues are based on all premiums written or assumed by the Exchange. Indemnity’s Board of Directors determines the management fee rate paid by the Exchange to Indemnity. This rate cannot exceed 25% of the direct and affiliated assumed written premiums of the Exchange, as defined by the Subscriber’s Agreement signed by each policyholder. The management fee revenues and management fee expenses are eliminated in consolidation.

The shareholders of Indemnity have no rights to the assets of the Exchange and no obligations arising from the liabilities of the Exchange. Indemnity has no obligation related to any underwriting and/or investment losses experienced by the Exchange. Indemnity would however be adversely impacted if the Exchange incurred significant underwriting and/or investment losses. If the surplus of the Exchange were to decline significantly from its current level, its financial strength ratings could be reduced and as a consequence the Exchange could find it more difficult to retain its existing business and attract new business. A decline in the business of the Exchange would have an adverse effect on the amount of the management fees Indemnity receives. In addition, a decline in the surplus of the Exchange from its current level may impact the management fee rate received by Indemnity. Indemnity also has an exposure to a concentration of credit risk related to the unsecured receivables due from the Exchange for its management fee. If any of these events occurred, Indemnity’s financial position, financial performance and/or cash flows could be adversely impacted.

On December 31, 2010, Indemnity sold all of the outstanding capital stock of its wholly owned subsidiaries to the Exchange. Under this new structure, all property and casualty insurance operations are owned by the Exchange, and Indemnity will continue to function as the management company. There was no impact on the existing reinsurance pooling agreement between the Exchange and EIC or ENY as a result of the sale, nor was there any impact to the subscribers (policyholders) of the Exchange, to the Exchange’s independent insurance agents, or to Indemnity’s employees.

Indemnity has not provided financial or other support to the Exchange for the reporting periods presented. At December 31, 2010, there are no explicit or implicit arrangements that would require Indemnity to provide future financial support to the Exchange. Indemnity is not liable if the Exchange was to be in violation of its debt covenants or was unable to meet its obligation for unfunded commitments to limited partnerships.

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